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                                                                   Exhibit 99.1

For Immediate Release                   For Further Information Contact:
Tuesday, May 1, 2001                    Robert E. Phaneuf
                                        Vice President - Corporate Development
                                        918/592-0101


                VINTAGE PETROLEUM SUCCESSFUL IN ACQUISITION OF
                   GENESIS EXPLORATION WITH OVER 99 PERCENT
                          OF GENESIS SHARES TENDERED


     Tulsa, Oklahoma - Vintage Petroleum, Inc. and Genesis Exploration Ltd. today announced the success of the tender offer made by Vintage to purchase all the outstanding common shares of Genesis. A total of 38,490,982 Genesis common shares, representing over 99 percent of Genesis' total common shares were tendered. The consideration for each Genesis share is C$18.25.

     "We are taking steps to foster a smooth transition," said S. Craig George, CEO of Vintage. "We are excited about working with the Genesis team and plan to build upon the exceptional track record of growth they have created for Genesis to date. We are also pleased that Messrs. Wilson and Sabo have agreed to remain as Genesis officers and board members to continue Genesis' exploration and development efforts in Western Canada, " added Mr. George.

     The remaining Genesis board members are being replaced with nominees of Vintage. All necessary regulatory approvals required by the Canadian government prior to completion of the acquisition have been received. Vintage intends to acquire the remaining shares of Genesis under the compulsory acquisition procedures of the Business Corporations Act (Alberta). As a result of the completion of the offer and compulsory



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acquisition procedures, Genesis shares are expected to become delisted from The
Toronto Stock Exchange.

     Vintage Petroleum, Inc. is an independent energy company engaged in the acquisition, exploitation, exploration and development of oil and gas properties and the marketing of natural gas and crude oil. The company is headquartered in Tulsa, Oklahoma, and its common stock is traded on the New York Stock Exchange under the symbol VPI.




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